SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

FIFTH THIRD BANCORP
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Depositary Shares of Fifth Third Bancorp Each Representing 1/250th Interest in a Share of 8.50% Non-Cumulative Perpetual
Convertible Preferred Stock, Series G
(Title of Class of Securities)

316773209
(CUSIP Number of Class of Securities)

Paul L. Reynolds, Esq.
Fifth Third Bancorp
38 Fountain Square Plaza
MD10AT76
Cincinnati, Ohio 45263
(513) 534-6757 (fax)

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 651-3836 (fax)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$ 932,515,000	$52,034.34

*
This valuation assumes the exchange of 11,075,000 depositary shares each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share, or “Series G Preferred Stock,” of Fifth Third Bancorp (“Fifth Third”), for shares of common stock of Fifth Third, no par value per share and cash. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on $84.20,  the average of the high and low prices per depositary share as reported on the NASDAQ Global Select Market on May 13, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$52,034.34	Filing Party:	Fifth Third Bancorp
Form or Registration No.:	SC TO-I	Date Filed:	May 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission dated May 20, 2009, as amended on June 4, 2009, and June 8, 2009 relating to an offer by Fifth Third Bancorp, an Ohio corporation (“Fifth Third” or the “Company”), to exchange (the “Exchange Offer”) 2,158.8272 shares of the Company’s common stock, no par value and $8,250 in cash, for each set of 250 validly tendered and accepted depositary shares (the “Depositary Shares”) (shares must be tendered in integral multiples of 250), each representing a 1/250th ownership interest in a share of 8.5% Non-Cumulative Perpetual Convertible Preferred Stock, Series G, no par value, $25,000 liquidation preference per share (the “Series G Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 20, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, the Amendment No. 3 does not modify any of the information previously reported on the Schedule TO or the Offer to Exchange.   All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

Item 4(a)

The Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO, filed with the Securities and Exchange Commission on May 20, 2009, and amended on June 4, 2009 and June 8, 2009, and Item 4(a) of the Schedule TO, are hereby amended and supplemented as follows.  The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

THE EXCHANGE OFFER

The third sentence in the first full paragraph on page 40, as amended, is hereby deleted in its entirety and replaced with the following:

“Notwithstanding the foregoing, no condition to the exchange offer may be triggered through any action or inaction by us.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2009

FIFTH THIRD BANCORP
By:	/s/ Ross J. Kari
Ross J. Kari Executive Vice President And Chief Financial Officer